

10036152

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Balance Sheet Solutions LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4450 Weaver Parkway, Suite 250
(No. and Street)

Warrenville (City) IL (State) 60555-3926 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Thomas, Executive Director, Financial Product Sales 800-782-2431 X5929
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

801 Nicollet Mall, West Tower, Suite 1100 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/25

AB 3/25

OATH OR AFFIRMATION

I, Michael E. Thomas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Balance Sheet Solutions LLC**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


OFFICIAL SEAL
DENISE M HASENHEYER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/25/13



Signature

Executive Director, Financial Product Sales

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Balance Sheet Solutions LLC

(A Wholly Owned Subsidiary of
Members United Corporate Federal Credit Union)

Financial Report

December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

TABLE OF CONTENTS

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

Sole Manager
Balance Sheet Solutions LLC
Warrenville, Illinois

We have audited the accompanying statement of financial condition of Balance Sheet Solutions LLC (the Company) (a wholly owned subsidiary of Members United Corporate Federal Credit Union) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Balance Sheet Solutions LLC as of December 31, 2009, in conformity with GAAP in the United States of America.

Schaumburg, Illinois
February 26, 2010

McGladrey & Pullen, LLP

Balance Sheet Solutions LLC
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$	3,125,838
Securities owned		7,146,320
Receivable from parent company		90,454
Prepaid expenses and other assets		429,352
Total Assets	$	10,791,964

Liabilities and Equity

Liabilities		
Accrued expenses and other liabilities	$	517,026
Total liabilities		517,026
Commitments and contingent liabilities		
Equity		
Contributed capital		850,000
Retained earnings		9,424,938
Total equity		10,274,938
	$	10,791,964

Note 1. Organization and Significant Accounting Policies

Organization: Balance Sheet Solutions LLC (the Company) was formed on October 10, 2002, as an Illinois limited liability company. The Company is a broker dealer and investment advisor registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Members United Corporate Federal Credit Union (Members United). The Company offers securities transaction and nondiscretionary investment advisory services to its customers, principally credit unions and credit union service organizations. The Company is currently engaged as a broker dealer for corporate debt securities, government and agency securities, and interests in mortgages or other receivables. The Company also solicits time deposits for financial institutions, principally Members United.

The Company changed its securities clearing vendor during the year. The Company used JPMorgan Chase on a fully disclosed basis to clear its transactions from January 1, 2009, through April 29, 2009. From April 29, 2009, through December 31, 2009, the Company utilized Alaska USA Trust Company (the Trust Company) to settle its securities transactions with other clearing brokers. The Trust Company is the custodian for securities owned by the Company and also maintains segregated accounts on behalf of the Company's customers. The Company operates a main office in Illinois, with registered branch offices in Iowa, Minnesota and New York.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

Significant Accounting Policies: The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to ensure consistent reporting of the statement of financial condition. References to generally accepted accounting principles (GAAP) in the United States of America in these footnotes are to the FASB Accounting Standards Codification, sometimes referred to as the Codification. The Codification is effective for periods ending on or after September 15, 2009.

Use of Estimates: The preparation of financial statements in conformity with GAAP in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events: The Company has evaluated subsequent events through the date the financial statements were issued.

Securities Owned: Securities owned are presented in the financial statements at fair value in accordance with GAAP in the United States of America. Investments in United States government agency securities are stated at cost plus accrued interest, which approximates fair value.

Income Taxes: As a single-member limited liability company, the Company is a flow-through entity, which provides that the Company passes on all income and expenses to its parent to be taxed at the parent level. Members United is a federally chartered credit union regulated by the National Credit Union Association, with no tax liability under state or Federal laws for itself and all subsidiaries, including the Company.

The FASB issued new guidance on accounting for uncertainty in income taxes. The Company adopted this new guidance for the year ended December 31, 2009. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management believes there are no such matters that will have a material effect on the financial statements.

Fair Value: The Codification defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. Fair value is a market-based measurement, not an entity-specific measurement, and the hierarchy gives the highest priority to quoted prices in active markets. Fair value measurements are disclosed by level within the fair value hierarchy.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Valuation techniques are to be consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, the fair value hierarchy establishes valuation inputs that give the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The fair value hierarchy is as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would be used in pricing an asset or liability

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

At December 31, 2009, the Company's investments consist of United States government agency securities that are stated at cost plus accrued interest, which approximates fair value. These financial instruments are classified as Level 2 in the fair value hierarchy and all mature in 2010.

Note 2. Clearing Agreements

In May 2009, the Company entered into a custodial agreement with the Trust Company whereby customer accounts are settled by the Trust Company. The agreement calls for the Trust Company to maintain a segregated account titled "Balance Sheet Solutions Special Account for the Exclusive Benefit of Customers of Balance Sheet Solutions LLC" holding fully paid-for customer securities for the account of the Company's own customers, as specified in SEC Rule 15c3-3(k)(2)(i). There were no unsettled transactions at December 31, 2009.

In May 2009, the Company also entered into a separate custody agreement with the Trust Company in the name of the Company to hold cash, securities and other property for the account of the Company. At December 31, 2009, the Company had $2,973,323 cash in the form of Money Market Fund deposits at The Trust Company.

Note 3. Related Parties

Under a Master Services Agreement dated December 31, 2003, and revised on December 31, 2007, the Company, as an agent for Members United, provides marketing services and introduces financial products to Members United's members as well as provides certain other investment services.

The Master Services Agreement calls for Members United to provide certain corporate support services to the Company such as telecommunication service, office rental, and treasury and accounting support.

At December 31, 2009, the Company had cash of $152,515 held in accounts at Members United.

Note 4. Employee Benefits

The employees of the Company participate in a 401(k) benefit plan sponsored by Members United. Employee contributions are matched by the Company at a rate equal to 100 percent of the first 4 percent of the compensation contributed. In addition, the Board of Directors of the parent company may approve a discretionary profit sharing contribution for eligible employees annually.

Note 5. Off-Balance Sheet Risk and Concentration of Credit Risk

Since the Company does not clear its own securities transactions, it has established accounts with the Trust Company, which has relationships with entities for this purpose. This results in a concentration of credit risk with these firms. Such risk, however, is mitigated by the clearing brokers' obligation to comply with the rules and regulations of the SEC. Additionally, per the terms of the custodial agreement between the Trust Company and the Company settlement for securities is due after delivery of the securities by the clearing broker. Thus, any failure to transact the trade on the part of the Company's clients is mitigated by actual possession of the security, which can be resold in the market.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2009, the Company's net capital as defined by SEC Rule 15c3-1 totaled $9,682,683, which was $9,582,683 in excess of its minimum net capital requirement of $100,000. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.